Filed by Microsemi Corporation

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: PMC-Sierra Inc.

Commission File No: 000-19084

Transcript of Microsemi Conference Call

Moderator: Jim Peterson

October 19, 2015

8:30 a.m. ET

Operator:	Good morning my name is (Kayla), and I will be your conference operator today.

At this time, I would like to welcome everyone to the Microsemi conference call. All calls have been placed on mute to prevent any background noise. After speaker's remarks there, will be a question-and-answer session.

If you would like to ask a question during this time, simply press star and the number one on your telephone keypad. To withdraw your question press the pound sign. Thank you. I would like to turn the call over to Mr. Rob Adams is president of corporate development for Microsemi.

Please go ahead.

Rob Adams:	Thank you. Good morning welcome to Microsemi's conference call regarding the proposal to acquire PMC-Sierra. In a few moments you will hear from and have an opportunity to ask questions of Jim Peterson, our chairman of the board and chief executive. Paul Pickle, our president and Chief Operating Officer. John Hohener, our executive is president and chief financial officer, and Steve Litchfield, Executive Vice President and chief strategy officer. If you are not retain it a copy of the press release announcing the proposal, it can be found on Microsemi's website under the investor section.

In addition, we have posted a supplemental presentation on the website, a recording of this conference call will also be available on the Microsemi

\Page 2

website under the investor section. The website is located at www.microsemi.com.

Today's call may contain certain forward-looking statements including but not limited to statements regarding the plans, intentions and expectations pertaining to Microsemi's proposal to acquire PMC-Sierra. The financing of a potential loan and the anticipated results, benefits, synergies, earnings, accretion, costs timing and other expectations related to the transaction.

These forward-looking statements are subject to many risks, uncertainties and other factors that may cause actual results to differ materially from those projected in such forward-looking statements.
In addition, Microsemi may discuss its business outlook in our expectations for the December quarter. The businessman reflects our current expectations, and is continually subject to reassessment due to changing market conditions and other factors.

Therefore must be considered only as management's present opinion. Actual results may be materially different. However, management undertakes no obligation to update these or any forward-looking statements, whether as a result of new information, future events or otherwise. If an update to a business update is provided, the information will be in the form of a news release.

We wish to caution you that all of our statements, except the company's past financial results are just our current opinions, predictions and expectations. Actual future events or results may differ materially.

For a review of risk factors, please refer to Microsemi's report on form 10K for the fiscal year ending September 28, 2014, which was filed with the SEC at November 13, 2014. And our most recent 10-Q filed with the SEC on July 28th, 2015.

With that said I'm going to turn the call over to Jim to provide an overview of the offer, then Steve will review the strategic rationale and then John will discuss the financial merits and financing of the transaction.

\Page 3

Here's Jim Peterson.

Jim Peterson:	Okay. Thanks Rob.

I expect by now you have seen our $11.50 offer for PMC-Sierra. PMC is an asset with tremendous opportunity, and quite simply we expect to prevail, because our proposal is far superior and will deliver more value to PMC's shareholders than the contemplated transaction with Skyworks.

The purpose of the call today is to provide our own shareholders with an explanation of the value of acquisition will bring to Microsemi, detail our proposals to acquire PMC and answer questions you may have regarding today's superior offer.

We believe in our team's ability to deliver shareholder value through targeted acquisitions Microsemi is a leading consolidator in the Semiconductor industry, having acquired over 40 companies throughout its history.

In the last five years, we have completed a number of larger transformative acquisitions, including Actel, Zarlink, Symmetricom and most recently Vitesse.

Each of these companies boasted impressive technology, but lacked scale, clear market focus and spending discipline. In each of these, we revitalized the product roadmap, focused on defensible high barrier to entry markets, and made the tough choices in the operating expense line so as to grow strong profitability and cash flow, while investing in our future growth.

With executed our strategy over the last five years, Microsemi's EBITDA has grown at an oppressive 22% annual rate, and there's more to come as new product growth initiatives, such as those in our FPGA, ethernet switching and timing product families who are only now just beginning to bear prudent and deliver synergistic revenues.

We have to acquire and developed a successful playbook for integrating companies, capitalizing our growing scale and delivering profits leading to

\Page 4

shareholder value. We are confident we can deliver the following in acquiring PMC.

First a quick close. We are very familiar with the asset, having already invested significant time in the due diligence process, and we believe we can complete the transaction in the December quarter, 2015. Because of our proposed exchange offer structure and because of transaction with Microsemi will not be subject to approvals by foreign government entities, including those in China.

Second, immediate EPS accretion on a non-GAAP basis will greater $.60 annualized.

And then, third, it's a better strategic fit than with Skyworks, as we see greater than 100 million in total cost synergies, with 75 million in operating savings realized in the first full quarter of the combined operations.

With that, I will turn the call over to Steve, to discuss the strategic fit of the combined companies.

Steve Litchfield:	Thanks, Jim. So, the PMC provides an exciting opportunity to bring together two leading product portfolios, with a strong complementary dynamics and little to no product overlap.

PMC's storage business brings a strong leadership position and fast core connectivity, and high-performance SSD controllers, while adding attractive in market dynamics and news tier one customer relationships.

More specifically, PMC greatly accelerates Microsemi's efforts to expand its data center offerings, and capitalize on the growth of cloud storage and hyper scale computing. In addition, PMC's OTN and wireless infrastructure processes bolster our position in network routing and switching, as well as complementing the carrier ethernet access that we recently added to the Vitesse acquisition.

From a customer perspective, the transaction solidifies our carrier and communications OEM relationships. The addition of PMC's leading storage

\Page 5

business, as well as the highly complementary communications business, furthers our goal to diversify our revenue streams and product offerings.

Prior 2010, approximately 60% of our business was made up of aerospace and defense, and was largely discrete oriented. While these markets are still important to us today, we would see the strategic merit of broadening our in-market mix, and with this transaction, 70% of the combined last twelve months revenues will be generated from industrial, comms and storage markets on a pro forma basis, equating to a larger, higher organic growth opportunity for Microsemi.

The addition of PMC puts us into the top 10 of the analog mixed signal peer group, with close to $2 billion in pro forma and revenues, and over $600 million in pro forma EBITDA.

This incremental scale and profitability will allow us to more effectively compete with our peers, further improve our solution sell and dollar content opportunities, and continue to pursue attractive consolidation targets. In addition, the combination creates a leading profitability profile by bringing together the benefits of PMC's gross margin profiles of approximately 70%, and our track record of optimizing operating costs.

As Jim highlighted, we have a deep history of successfully integrating acquisitions, driving revenue growth and realizing operating efficiencies. We are not a late entrant to PMC's process, and we're intimately familiar with this asset, having been engaged in discussions with PMC for the last 18 months.

We've done extensive in-depth analysis of the potential synergies between the two companies across research and development sales, and marketing operations, and administrative functions.

As a result of that work, we have a detailed and thoughtful action plan ready to synergies available in this transaction. Currently, we expect to achieve greater than $100 million in synergies, with $75 million on an annualized basis coming in the first full quarter after the close of the transaction.

\Page 6

We expect to realize supply chain efficiencies through the bits of purchasing leverage and consolidating front and backend processes, which amount to approximately 10% to 15% of the total.

We have 100% overlap with all of their publicly announced suppliers, such as TFMC and Amcor. We also have significant manufacturing synergies with board suppliers as we also manufacture similar products. Based on complementary R&D resources and common IP platforms, we expect to achieve significant synergies on the R&D line.

Additionally, we anticipate synergies from the overlapping customer base and the ability to leverage the sales and marketing organizations to realize significant cost improvements, while also enabling long-term revenue synergies.

Now, I'll turn the call over to John to provide an overview of our proposal and review the financial implications of the transaction.

(John Hohener):	Thank you, Steve.

The consideration is structured as a combination of both cash and microsemi stock. The cash component is $8.75 per PMC share, and the share component is based on a fixed exchange ratio of .0736 shares of Microsemi stock for each share PMC stock.

This translates to an applied purchase price of $11.50 per share, based on the closing price of Microsemi shares of Friday, October 16. The implied transaction value is $2.4 billion, and has an implied enterprise value of $2.2 billion, which is net of PMC's net cash balance. This combination creates a world-class platform with combined revenues of $1.7 billion, as well as greater than $600 million of EBITDA on a last 12 months basis, which is pro forma is for synergies on this transaction and on our recent Vitesse acquisition.

This transaction will be immediately accretive to non-GAAP earnings-per-share, and we expect to generate greater than $.60 per share in EPS accretion in the first 12 months.

\Page 7

PMC has an industry-leading gross margin profile, when you account for our expected synergies, we will generate greater than 60% and 30% operating margin as a combined company, which creates a top-tier profitability profile in our industry.

We will finance the transaction and repay our existing $998 million credit facility, using existing balance sheet cash, new debt financing and Microsemi equity.

Importantly, our proposal is not subject to any financing conditions. Morgan Stanley has agreed to provide committed funds for all of the financing necessary to consummate the transaction. To be clear, the commitment amount includes all fees and expenses. We expect to deliver approximately $0.6 billion of Microsemi equity which will result in PMC shareholders owning approximately 15 percent of the combined company.

On a last 12-months basis, our total gross leverage will be 4.5 times pro forma EBITDA with synergies, and net leverage will be 4.2 times pro forma EBITDA with synergies. Our new debt financing will include approximately $2.6 billion of term loans and a $350 million revolving credit facility. The term loans have a variable rate, and based on current conditions, the blended all-in interest rate of the term loans would be approximately 4.25 percent to 4.5 percent. We'll provide a further update when the financing is placed.

Our ability to successfully integrate our acquisitions has helped drive significant free cash flow growth, and we believe this transaction will greatly enhance this trend going forward. We intend to grow EBITDA aggressively and focus increased cash flow on debt paydown. As such, we believe the pro forma leverage ratio will improve rapidly and we expect to reduce our leverage multiple to 3.5 times within 12 months of closing the transaction while targeting to be below three times in less than 18 months.

As part of today's announcements, we also reaffirmed our fiscal fourth quarter 2015 business outlook. As stated on a previous conference call fiscal third-quarter earnings press release, Microsemi currently expects net sales in the

\Page 8

fourth quarter of fiscal 2015 to be approximately $328 million and expects non-GAAP diluted earnings per share of between $0.72 and $0.74.

As we look to the December quarter, we remain comfortable with business conditions as a result of a recovering aerospace and defense environment and continued improvement in communication and industrial end markets.

Jim Peterson:	Okay. Thank you, John. We believe this opportunity represents a superior proposal to Skyworks' offer because, first, price. We are providing a superior financial offer of $11.50 with the opportunity for shareholders to participate in the upside of the combined companies as we execute on our strategy. And certainly, we can deliver a shorter timeline to close. If PMC's board plays ball, we can close in the current quarter to the benefit of it shareholders because of our proposed exchange offer structure and because the transaction will not require approval by foreign government entities, including those in China.

Finally, we're very excited about this announcement. I will conclude our prepare remarks with the following three summary points for our shareholders.

First, Microsemi is a proven acquire with the playbook to take PMC to the next level in driving growth and profitability for the benefit of our shareholders. Second, PMC is an excellent asset as evidenced by its gross margin and industry-leading market position that will bring top-tier scale and profitability to the Microsemi model . Third, consistent with our acquisition playbook, Microsemi will immediately focus on the execution of the plan, driving profitability and retiring debt in an expedited manner.

So with that, I want to thank you for your interest and support and for joining the call on such short notice. We'll now take questions from our analysts. In the interest of time, please limit yourself to one question and then, if necessary, a follow-up question. Kayla, can we turn it over?

Operator:	Yes sir. Ladies and gentlemen, at this time, I would like to remind everyone in order to ask a question, please press star, 1. Your first question comes from line of (Steve Snikki) with Raymond James

\Page 9

(Steve Snikki):	Great. Thanks a lot, guys. Congratulations on the offer here. I was hoping you could talk a little bit about the way you look at this. As you said, you've been working on this for as you said 18 months, so you obviously have a decent amount of familiarity. So what got you interested in PMC first that long ago to start looking at it, and so what in that diligence gave you confidence that you could achieve greater synergies than other interested parties?

Jim Peterson:	Okay, first and foremost, you know, it's a good, solid asset. You know, you just see that itself by its gross margins. But for strategic fit, we have 100 percent overlap in cogs. We both use the existing supply chain, we have tremendous SG&A leverage, same customers, same sales team, strong FAE base. Our R&D overlap is pretty much hand-in-glove, and we think that this is pretty much what Microsemi does.

You know, they have a — they have a good management team, but they're in need of what I consider a stronger, more definitive management team that could take the company to the next level. And that's what Microsemi does.

(Steve Snikki):	Okay. And just a little bit more detail on the specifics of the — how much comes out of R&D, how much comes out of SG&A. You talked about getting a lot of synergies pretty quickly upfront, and it just — I'm curious, as we sort of think about how to model this if you guys end up getting the win here, do we take the cost out of OPEX first and then the cogs comes later? Just any thoughts on that.

Jim Peterson:	Sure. Let's — do you want to try that?

John Hohener:	Yes. So we mentioned in our prepared remarks, so 10 to 15 percent will come out of cogs. Naturally, this takes a little bit more time. You've heard us — you know, over the years, as we've done acquisitions, the operation improvements take a little bit more time to get some of the wafer cost reductions and even, you know, moving around some of the back end processes as well. So you would expect the $75 million that we announced earlier, the majority of that will come out of OPEX.

\Page 10

And maybe just a little bit of detail we broke out some of the highlights around R&D as well as SG&A. We won't break out the specifics between the two, but you can be confident that there'll be a lot of synergies on the SG&A side as well as the R&D. Frankly, on the R&D side, we see a lot of common IT platforms, central engineering efforts that we see the ability to scale between Microsemi and PMC combined and realized quite a few efficiencies.

Jim Peterson:	Yeah. This is — this is kind of a, you know, exact footprint of what we did with the — with Actel, with Zarlink, with Symmetricom and most recently Vitesse. And again, this is — this is what Microsemi does.

(Steve Snikki):	And just the last one is so you guys, as you mentioned, have a pretty long history of doing M&A, and so pretty quick to identify where to take costs out.

With regard to the 100 and the 75, can you talk about, as you've been thinking about this, where there might be potential for upside and what kind of room there might be if you — things go better than expected?

Jim Peterson:	Yeah. I mean, so naturally, there may be some additional upside. Where we've seen upside in the past — and recently is Vitesse — some of the identified cost savings, we ended up exceeding our original estimates. So I think that's somewhat conservative. OPEX, I mean, we're going to be prudent here, right? I mean, we think this $100 million is a good number. This is on top of the $40 million of restructuring that the company announced in July, so keep that in mind.

And then lastly, growth, right? So one of the big things that attracted us to this asset is some of the growth potential that the company has, and we want to extend that. So we're very committed and dedicated to this product portfolio and continue to grow the portfolio.

(Steve Snikki):	Okay, great. Thanks.

Jim Peterson:	Thanks.

Operator:	Your next question is from the line of Tore Svanberg with Stifel.

\Page 11

Tore Svanberg:	Yes, thank you. First question, when I looked at PMC Sierra, I believe their shareholders would be, you know, very interested in what the company has identified as 330 to 470 million in incremental revenue in '16 and '17. I'm talking about, you know, the 12G SAS Cross Controller and so on and so forth. Where would Microsemi spend on those four big growth drivers for PMC ?

Jim Peterson:	So we're quite confident that that — as I just mentioned, Tore, I don't know if you heard on the previous question. I mean, one of the things that attracted us here is the growth potential of this business. I mean, they've been executing very well on the OTM side of the business, they've been taking market share in the 12G SAS business.

I mean Hyperscale has probably not lived up to its expectations, but that's really at its infancy, right? It's really just starting to grow. It's an exciting time. And albeit, I think the expectations got a little ahead of themselves, but the company's done an excellent job of bringing the right products to market and developing the right relationships, and we want to continue that effort.

Tore Svanberg:	Very good. And a question for John. John, with this Propose acquisition you would obviously be getting to your long-term model, you know, of 60 percent-plus gross margins (inaudible) plus opening margin. Should we expect some new targets, you know, post this possible acquisition?

Tore Svanberg:

John Hohener:	Well, actually, I think that we always set aggressive targets for ourselves, and certainly we'll be pleased when we achieve those targets. And we'll announce them at a future time if we are going to set newer ones.

One thing that I will take the opportunity to talk about is our cash flows. One thing that this does is bring to us we're estimating $450 million of operating cash flow on an annual basis with this EBITDA profile that we just talked about. So we feel strong that we're going to be able to continue to drive strong cash and to continue to get the leverage ratio down as we talked about.

\Page 12

Tore Svanberg:	Very good. Last question, you mentioned you were comfortable within the business environment for the December quarter. I was just hoping you could elaborate a little bit on that just so we have a little bit more color on the current business dynamics. Thank you.

Jim Peterson:	This is Jim Peterson. I think the street's got it right. You know, we — we're reaffirming guide — we see, you know, strengthening in military and aerospace and defense markets — marketplaces. And, you know, I think versus what I see for the rest of the industry, we're comfortable that the street's got us, you know, dead-on. You know, historically, Microsemi, we're a company that we do what we say and we say what we do, so there should be no surprise there.

Tore Svanberg:	Very good. Thank you guys.

Operator:	Your next question comes from the line of Harsh Kumar with Stephens.

Harsh Kumar:	Guys, congratulations on the offer and thanks for reiterating the guide. I know these are tough times for semi-land.

I just had a couple of quick questions. You guys are saying that you don't need China approval. How is it that you were able to bypass that and other foreign entity approvals versus the Skyworks offer?

Steve Litchfield:	This is Steve. Just — it's simply the amount of revenues that we do in China. So the other competitive offer has a very significant portion of their revenues in China while we — Microsemi don't, and so the total revenues fall below that line.

(CROSSTALK)

Steve Litchfield:	Again, we expect to close this December 2015.

Male:	Got it, understood. And then I'm not as familiar as perhaps some of the buy side is maybe as well with PMC share. Could you tell us which markets are going to be complementary, which end markets will be complementary to your own, and which would be brand-new markets for you for when — if — if this does go through?

\Page 13

Steve Litchfield:	Sure. So obviously — well, maybe it's not obvious, but I'll reiterate. On the communication side, as you know, we have dedicated a lot of resources internally and then actually through acquisition as well really focused on the communication (end) market, specifically infrastructure, and so there's a nice overlap with that business. I mean, we're even doing some references on — today with PMC, where we're doing PLLs and (timing) products. And so I think there's a nice overlap of the communications portfolio.

So data center and storage is a new area where we have our optical modulator products. We've got potential to fill switching products into that market and well as (FUJs), and — but these are fairly small areas for those products worth today in data center. We expect to grow them over time and this is a great opportunity where you've got a complementary product line. These guys have very significant penetration with those customers and we can actually see the ability to pull through products for Microsemi as well.

Male:	And — and one housekeeping. When I heard something to the extent that you — you think you can get back to three times debt to EBITDA level in 18 months. Did I hear or am I mistaken here?

Steve Litchfield:	No, you — you heard that correctly. We expect post-transaction, accounting for synergies, we're going to be around 4.5 times and we want to get it down to 3.5 at 12 months, you know, three in 18 months.

Male:	Understood. Thank you guys.

Steve Litchfield:	Thank you.

Operator:	Your next question comes from the line of Doug Freedman with Sterne Agee.

Doug Freedman:	Thanks for taking my question. The one that I really want to ask here is what has changed in this offer that you've probably proposed, I imagine, to the board when they chose to accept the Skyworks offer? So what do you think has entered in and has changed in that time frame such that you have now been able to put a superior offer on the table?

Male:	I'll just answer that. The process continues. That's the answer.

\Page 14

Doug Freedman:	OK. So there was no incremental synergies identified or change in financial structure? Anything along those lines that enabled you to come in over the top?

Male:	You know, when you — as you're doing this, you always find little nuggets here and there. But you know, just — just for the short, you know, this is just part of the process.

Doug Freedman:	OK. If I could just — I understand where there is, you know, complementary synergies here on the end market. For investors to better understand that, could you maybe comment on who will be your top five customers on the combined entity?

(CROSSTALK)

Male:	This is a total solution selling and we do have like customers. You know, our — our game plan is to take their portfolio, no different than what we've dealt with Vitesse and Zarlink, and — and the — enact on the (inaudible) and marked all the products and all the solutions and — and — and all the technology into our customer base. There might be a little shift. I think HP might move into the top five or six customers, which...

Male:	HP and EMC are the two that change. Otherwise, you know, there are several of these emerging hyper-sale customers that longer-term I think will be a bigger player, but — but out of the gate, those are the two additions.

Male:	But nobody — nobody that we have not dealt with before, where we don't have (FAEs) and sales people and technologists in their doors.

Doug Freedman:	And my last one would just be on the geographic synergies. How does the alignment of PMC’s locations line up with yours and have you factored in the geographic synergies into your number?

Male:	So — so we absolutely have. I mean, this is part of our ability to integrate leverage sales and marketing resources. The footprint that we have

\Page 15

worldwide, we call on every one of these customers that they do today, and this is where we expect to see some efficiencies in the model.

Doug Freedman:	Perfect. Thanks guys for all the details. Congrats on the offer.

Male:	OK. Thank you.

Operator:	Your next question comes from the line of Mark Delaney with Goldman Sachs.

Mark Delaney:	Good morning. Thanks so much for taking the question. I just had one follow-up housekeeping-type question. The $0.60 of expected accretion, does that include any of the potential revenue synergies or is that all on the cost side?

Male:	You know, we've identified it all as on cost side, and I think — but we always look at potential revenue synergies as well.

Mark Delaney:	OK. I appreciate the help. Thanks very much.

Male:	OK. Thank you.

Operator:	The next question is from the line of Ambrish Srivastava with BMO.

Ambrish Srivastava:	Hi, thank you. Good morning guys. You do have a track record of accretive acquisitions and bringing down your — your debt load, but two questions. One, what I'm struggling with is PMC has underperformed on the top line for quite a while. So my question is where — what makes you confident that you can reverse that trend? And Steve, if you could give us a few more specifics on — on how that would play out and then also what can the combined entity grow at?

And then the second question is — and I'm asking for longer-term, what do you think the longer-term business can grow at together? And the second question is just to think — validation, this is at the higher end on the EBITDA basis on — on some of the other acquisitions you've made. So how would the process work out if Skyworks comes back and outbids you? At what point do you say you know what, this is not going to generate the return on an

\Page 16

investment that we think — that we thought when we were going after it? Thank you.

Steve Litchfield:	Sure, Ambrish. So I can kind of go through the growth — some of your growth questions. I — I would agree with you and tried to address this a little bit earlier in a previous question, but I think the expectation to some degree may have been disappointing, albeit the last three years, these guys — including 2015. They will grow slightly each year, albeit probably less than I think what investors had expected and what the company had laid out.

So they were growing in, you know, kind of one to two percent — one to two percent over the last couple of years. So with that said, I mean, so what changes, right? I mean, this is — this is very familiar territory with us. We — we bought assets and we've tried to clean them up. We've enabled them to openly focus and — and I think that's part of what the scale provides that allows them to walk away from some of the things that they don't need to be focused on, walk away from some legacy businesses and get 100 percent focused on the things that really matter and the things that really move the needle.

I mean, that said — I mean, if you look at the growth potential that I believe that this business has, I mean, this business — so we've identified six to eight percent growth for the company going forward. We think this meets that criteria. We think this business can grow in the six to eight percent range. I mean, the market for the hyper-scale business — I mean, we've put this in our presentation today— that’s up — up on the) website right now.

So some of the SAMs they're growing in excess of 10 percent, and so as we look out over the next two to three years, there's tremendous potential in the market and I think PMC is very well-positioned with the technology, the capability and the customer relationships to execute on that. And — and we're just looking forward to helping them to do that.

With the — your second question with regard to, you know, the — you know, the profits itself or what Skyworks may or may not do, I don't think we can really comment at this point as to what they potentially may do.

\Page 17

Steve Litchfield:	However, this is extremely accretive to Microsemi. Let's just leave it at that.

Ambrish Srivastava:	OK. Thank you.

Operator:	Your next question comes from the line of (Mitch Steves) with RBC Capital.

(Mitch Steves):	Thanks for taking my question guys. Just a quick one on the revenue line. I'm just curious if there's any revenue dissynergies you guys looked at because it looks like you have a lot of overlapping customers. I'm just curious to see if you know, maybe they were doing that for diversification purposes and if there's any concern there?

Steve Litchfield:	So as John indicated, you know, we talk a lot about the cost synergies, but naturally we do absolutely expect some revenue synergies. I — I don't see any dissynergies. I mean, there's nothing really obvious here. I mean, we've been very focused, our strategy's been very clear on, you know, a solution sell, more dollars per widget. This absolutely absolutely achieves that, and so we do have a lot of overlapping customers on the communication front.

You know, there may be some pricing leverage. We may — you guys are familiar with our playbook, historically. You know, we may consider (end-of-lifing) products. Things like that where, know you, a particular product line has an inordinate amount of resources for the growth potential that that particular business has. We would take a hard look at that.

The other thing is — I mean, this is a very — it's a great business from the standpoint — I mean, it's not a kind of competition, it's kind of (nichey). I mean, it's not — this is not a $10 billion market, it's a smaller market than that. But it does have (nice gross) potential attached to it and we — and we believe that we can actually realize some of these revenue synergies with our existing products.

Male:	The only thing that I might add to that is the fact that we have (four-level) products, so do they, and I think — I think if you're looking at some — some revenue leverage, that's going to be a great place for Microsemi to attain some leverage.

\Page 18

(Mitch Steves):	Got it. And then just one quick follow-up. So I know previously you guys talked about four times leverage kind of being the — the peak here, and you guys are basically going to get there at 4.2, but what's interesting is you guys are using stock now and if I look at it, Microsemi's trading at a pretty material discount, even compared to PMC. So I'm just wondering what — what gave you guys comfort in giving away essentially 15 percent of the company to kind of get to (see them to work)?

Male:	Well, I think the good news is for the shareholders and those that participate will be rewarded out of the gate.

Male:	Yes, and quite frankly, we did want to look at a combination and we were sensitive to that profile, and so we wanted to have a fair blended offer as it related to the transaction.

Male:	Remember, this is $0.60 accretive. This pours out of accretiveness, guys.

(Mitch Steves):	Kind of made sense, thank you guys.

Operator:	Your next question comes from the line of (Chris Logiero with Sondhi and Company).

(Chris Logiero):	Hey guys, thanks for taking my question. So on the communication side, you guys have done a lot to expand your product offering, I mean what's left here? I mean, is there an area that you don't have that you — that you know, assuming this goes through, that you think there's room for or is this sort of a business you think you could grow off of for a while? Can you talk to that point?

Jim Peterson:	Well, we're company, we're always looking at opportunities. And we find them, you know, that fit in nicely with where were going and they're accretive, you know, we will entertain them.

Question:	But what level of EBITDA — of debt to EBITDA would you have to get back to before you would get aggressive again? I know you give kind of an expectation outside that realm of getting at 3.5 and then three, and 12 and 18, but...

\Page 19

Jim Peterson:	I think the important thing is that we're driving this thing that quickly.

(Rob Adams):	Yeah, and I think — and I want to point back to our track record here, in fact there's a page in the presentation that's posted on the website that gives our history of acquisitions, using leverage. And obviously the initial point of the transaction, the leverage hits a high point and you will see that we very aggressively address that leverage and paid down in a very reasonable period of time. Giving it the opportunity quite frankly, when another strategic transaction presents itself that we can, again, go after it.

And so, we feel that we have the discipline internally and hopefully from your perspective, we have the credibility that shows we're going to do that.

Jim Peterson:	Yeah. That's page 14 of our presentation, and again, this just kind of shows you, this is what we do.

Question:	Thank you guys. Good luck.

Jim Peterson:	Thank you.

Operator:	Your next question is from Lauren of BJ (Arkesh) with Ms. (Mazuhou).

Question:	Yeah, just briefly on the — on the (inaudible) you mentioned 75 million a quarter of front. Does that imply a lot of it is on the cost synergies or on the SGA side and just what (inaudible) you're seeing there?

Thanks.

Jim Peterson:	So, with regard to the synergies, yes. A large portion is on the SG&A side; the numbers identified only 10 to 15% in costs, the rest in OpEx. We will also have some impact on the R&D line as well.

But naturally SG&A is the first place and they're going to go to leverage our existing sales footprint that we have. And actually pull out a lot of public companies costs.

\Page 20

Question:	Got it. And looks like storage seems to be a new vertical you're adding with this acquisition. Any thoughts on how you see that, any challenges there? It looks like a whole new set of products and customers from that?

Thanks.

Jim Peterson:	Yeah, I mean, so this is a new area, I mean, it has been investing little bit with our own R&D dollars to grow organically our optical modulator business, some of the switching portfolios, you know are addressing that market today.

And we've been looking to expand that, but we think it makes a lot more sense to expand you know with an acquisition like there's so we can move a lot quicker. And that's really what these guys bring, because they do have a strong footprint, they have got limited competition in this area. So it's a great market for us to really step into, it is also market to really values performance, and I think that's been the name of the game from Microsemi. We've been very performance oriented, were reliability really matters, quality really matters. This fits that criteria.

And so I see a lot of reasons, a lot of similarities to the business that we are ready have.

Question:	Got it. Thanks.

Operator:	This question comes from the line of (Suji Desilva) with Topeka.

Question:	Hi guys, congratulations on the offer here. Can you just clarify the term exchange offer, and what that means? Is it just by using shares and why implies an earlier close?

(Paul Pickle):	So it is — you know, an exchange offer, so it's just a simply, it's the same as a cash tender offer; an exchange offer is when you have cash and stock . But SEC has an accelerated path there, such that you can executed in the timeline that's very similar to a cash offer.

(Steve Litchfield):	It's like a tender offer with stock, is what it is.

\Page 21

Question:	Okay, you can actually (inaudible) at the same pace of the cash offer, got it, that's what you mean. And second question really, pro forma, what's the share of mixed with the revenue of aerospace defense, and you know can you potentially take PMC's products and target that vertical where you have such strong presence?

Jim Peterson:	So I guess the way I would answer the question in the presentation we kind of highlighted what storage, and the combined entity pro forma storage would be about 22% of the overall revenue. That is a portion of the play here. We do sell SSD products into the defense-aerospace market today, and we do see some capabilities to leverage that further.

Question:	Great. Last question really, how soon do you think you can more aggressively target the hyper-scale customers?

Are you still early in that progress or do you have meaningful progress already?

Jim Peterson:	Yeah, I mean, so PMC does have meaningful progress and it's growing rapidly the numbers — the growth numbers are very exciting and we fully we expect to see that continue.

Question:	Great, thanks guys.

Jim Peterson:	Thanks.

Operator:	Your next question is a follow up from the line of (Tory Svanberg) with Stifel.

Question:	Yes, I get the cost synergies. I was hoping to talk a little bit more about the revenue synergies, so the potential there. And Jim mentioned your total solution sell now, and you acquired, obviously, a lot of communications, IP and assets.

Just, as you know talk to customers, and you really now started to cover you know, a big percentage of the board. Help us understand, you know, how that plays out as far as getting into more scale going forward?

\Page 22

Jim Peterson:	I think the important thing to know about Microsemi is we have probably the strongest field application team in the industry.

So essentially, you answered it yourself, right, it's one of the two. So we will walk in there with technology, that you know, rather than going to 4 or 5 other suppliers in the industry, you know, Microsemi is a one-time shopping location.

So it's just a matter of getting into the right level, this is pretty much in engineering sale. You know, it's a technology-driven engineering sale, and it just gives us a heads up against most of the competitors of the marketplace.

Question:	Very good. And just to clarify also on the $.60, does that include or exclude some of the restructuring that PMC has already announced?

Rob Adams:	The $.60 is our expected synergies from our $100 million.

Jim Peterson:	But ultimately, the — I mean, so the $.60 is all in, right, so it has just our synergies but then, it has their core business in it that is also accretive.

So, it is essentially incorporates them in into that total number.

Question:	Got it. Last question for John. John, any tax implications from this proposed transaction?

John Hohener:	No. I think they fits nicely into our tax structure and on a non-GAAP basis in this point in time, we're not changing our tax rate projection.

Question:	Great. Thanks again, guys.

Operator:	Thank you again. Ladies and gentlemen, to ask a question, please press star, one on your telephone keypad.

Your final question is from the line of (Steve Smigie, with Raymond James).

Question:	Great, thanks a lot, guys.

\Page 23

I know this call is primarily about PNC, but you did update your guidance there, and I think you made a comment you felt you were doing better than other folks out there?

So just to follow-up on that, any color on December?

And also, as you mentioned there's some Defense stuff picking up out there, so we looked over maybe Syria, just a question there. And you know obviously, NATO might get more involved as well, but what extent are you able to ship product on the defense side into Russia, for example. I know maybe you're restricted on certain stuff to China, et cetera, but can you participate in that market as well?

Jim Peterson:	Well, you know, obviously, defense is recovering.

But remember it's always a lumpy kind of business. So, it just keeps coming out of different bucket, but you know as well as I do, world peace is not near at hand. You know, we have NATO, who is kind of going, you know, old-school as I would call it, with products that Microsemi has made over the last 10 or 15 years. You know, as they prepare whatever they're going to do with Russia, right? Things in Syria are looking very well?

No telling what's going on with Korea, North and/or South.

So, I think what you're going to find is defense is going up slightly and to the right . But never forget that it's a lumpy business.

Question:	And then December, just generally?

Jim Peterson:	Yeah, I think December, I think the (inaudible) has got us pretty much spot on. So, we're comfortable.

Question:	Okay, great. Thanks a lot guys.

Jim Peterson:	Okay, thank you.

Okay, with that, we would like to thank you for joining us and have a great day.

\Page 24

Operator:	Thank you, ladies and gentlemen. This does conclude today's call.

You may now disconnect.

END

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Microsemi Corporation (“Microsemi”) has made for a business combination transaction with PMC-Sierra Inc. (“PMC”). In furtherance of this proposal and subject to future developments, Microsemi (and, if a negotiated transaction is agreed to, PMC) may file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Microsemi and/or PMC may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MICROSEMI AND PMC ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of PMC. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Microsemi through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Microsemi and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Microsemi’s directors and executive officers Microsemi’s from Annual Report on Form 10-K for the year ended September 28, 2014, which was filed with the SEC on November 13, 2014, and Microsemi’s proxy statement for the 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.